Exhibit X

Principles for Capital and
Liquidity Management
Adopted by the Board of Governors of the Nordic Investment Bank
on 24 May 2019 with entry into force as of 29 July 2020

Introduction
These Principles for Capital and Liquidity Management (“Principles”) supplement the Statutes by establishing requirements for capital and liquidity management at the Nordic Investment Bank (“NIB” or the “Bank”), and by providing provisions for the calculation of the minimum requirements for capital, liquidity and leverage ratio.

Section 6 of the Statutes contains the fundamental rules concerning capital and liquidity management. These are that the Bank shall have adequate capital and liquidity management in accordance with sound banking principles. In addition, the Bank shall maintain an appropriate level of capital and liquidity in order to support its operations, and such capital shall cover the nature and level of the risks to which the Bank is, or might be, exposed. Finally, the Bank is required to mitigate the risk of excessive leverage.

These Principles supplement Section 6 and are adopted by the Board of Governors in accordance with Section 13 c) of the Statutes. They may only be amended or replaced by the Board of Governors. The Board of Directors shall establish the necessary frameworks, policies and procedures for NIB’s risk, capital and liquidity management, as well as detailed policies for contingency measures and procedures based on these Principles. The Control Committee shall monitor that the operations of the Bank are conducted in accordance with the Statutes and these Principles, and the Chairmanship of the Committee shall in particular monitor the Bank’s financial position, risk level and capital and liquidity position.

Principles for Capital and Liquidity Management
Principle 1

NIB shall have adequate capital and liquidity management in accordance with sound banking principles.

The Bank shall have in place sound and effective strategies for risk, capital and liquidity management. The Bank shall have a risk management framework covering all activities and material risks of the Bank. The Bank considers observance of prevailing capital and liquidity adequacy standards as vital for prudent management of the Bank and for maintaining the confidence of external stakeholders.

The Bank shall have an internal capital and liquidity adequacy assessment process to ensure that the Bank holds a sufficient amount of capital and has sufficient liquidity. The Bank shall have adequate stress testing practices to support its capital and liquidity management.

The calculation of capital and liquidity adequacy measures as well as the leverage ratio shall be based on reliable procedures and metrics, and shall take best banking practices and prevailing regulatory requirements into account to the extent necessary.

The capital and liquidity adequacy assessments shall be conducted at least annually, and the assessment methodologies and processes shall be reviewed regularly to ensure adequate quality and risk coverage. The Board of Directors shall oversee that such regular review by an independent party is conducted at least every three years.

Principle 2

NIB shall maintain an appropriate level of capital and liquidity in order to support its operations and shall, at all times, fulfil the minimum requirements for capital and liquidity adequacy as well as the leverage ratio that are stipulated in the Statutes and specified below.

2 (4)

The Bank shall maintain an appropriate level of capital and liquidity in order to support its operations. Appropriate capital and liquidity resources are essential for maintaining the confidence of external stakeholders and for achieving the highest possible issuer credit rating.

Calculation of minimum requirements for capital and liquidity adequacy as well as the leverage ratio shall follow the principles specified below.

Risk-Based Capital

A risk-based capital adequacy requirement is established to ensure that the Bank maintains an appropriate level of capital.

Section 6 a) of the Statutes stipulates that the Bank’s paid-in capital and accumulated reserves shall exceed its internally assessed capital requirement covering the nature and level of the risks to which the Bank is or might be exposed. This requirement is operationalised through a minimum risk-based capital ratio requirement.

The Bank’s risk-based capital ratio shall exceed 100 per cent.

The risk-based capital ratio is calculated as adjusted common equity1 divided by the aggregate risk-based capital requirement. The aggregate risk-based capital requirement is calculated as the sum of capital requirements for credit risk, market risk, operational risk and other business-related risks of the Bank.

The Bank applies internal quantitative and qualitative risk measurement methods for the calculation of the risk-based capital requirement. The aggregate capital requirement is calibrated to cover unexpected losses at a confidence level commensurate with the highest possible issuer credit rating.

The Board of Directors shall observe a 110 per cent monitoring threshold for the risk-based capital ratio. The Bank is expected to operate at capital levels well above the monitoring threshold under normal circumstances. Any breach of the monitoring threshold shall be reported to the Board of Governors without undue delay.

Leverage

A non-risk-based leverage ratio measure is established to complement the risk-based capital management framework and to prevent the build-up of excessive leverage.

Section 6 c) of the Statutes stipulates that to prevent the risk of excessive leverage, the Bank’s paid-in capital and accumulated reserves shall exceed an amount corresponding to 7 per cent of its total exposure. This requirement is operationalised through a minimum leverage ratio requirement.

The Bank’s leverage ratio shall exceed 7 per cent and the leverage ratio with callable capital shall exceed 20 per cent.

The leverage ratio is calculated as adjusted common equity divided by the total exposure measure. The leverage ratio with callable capital is calculated as adjusted common equity, including callable capital, divided by the total exposure measure. The leverage ratio is expressed as a percentage.

The total exposure measure includes both on-balance sheet and off-balance sheet exposures. The exposure value of an on-balance sheet asset is its accounting value remaining after specific credit risk adjustments. The exposure amount for off-balance sheet items, arising for instance from credit and liquidity commitments, is determined by multiplying the notional amount of an item by an appropriate credit conversion factor.

1  Adjusted common equity is defined as paid-in capital and accumulated reserves after deduction of appropriate adjustment items prescribed in the prevailing European Union capital requirements regulations, which NIB deems relevant and uses as a benchmark.

3 (4)

The exposure amount of derivatives transactions is calculated as the sum of the replacement cost and an add-on for counterparty credit risk representing the potential future exposure of the transactions. Cash collateral may be recognised in the calculation as a reduction of exposure.

Liquidity

A minimum liquidity requirement is established to safeguard that the Bank can meet its payment obligations without interruption and continue its operations even under adverse market conditions.

Section 6 b) of the Statutes stipulates that the Bank shall maintain a liquidity reserve necessary for continuing its operations for a period of at least six months under a severe stress scenario. This requirement is operationalised through a minimum survival horizon requirement, which measures the time the Bank is able to fulfil its payment obligations stemming from ongoing business operations under a severe stress scenario.

The Bank’s survival horizon shall exceed six months.

The stress scenario shall take into account the Bank continuing to disburse loans, the funding market becoming inaccessible, the credit risk of the loan portfolio, the market and liquidity risk of the liquidity reserve, and additional collateral requirements for the derivative transactions.

Principle 3

NIB shall have contingency measures and procedures for capital, leverage and liquidity adequacy to safeguard its viability.

NIB’s capital, leverage and liquidity management framework shall include predefined contingency measures and procedures, including the necessary escalation, communication and decision-making procedures.

4 (4)